July 20, 2005

via facsimile and U.S. mail

Mr. Duane Poliquin
President
Almaden Minerals Ltd.
750 West Pender Street, Suite 1103
Vancouver, British Columbia
Canada	V6C 2T8

	Re:	Almaden Minerals Ltd.
		Form 20-F, filed June 13, 2005
		File No. 000-28528

Dear Mr. Poliquin:

      In response to your fax dated July 19, 2005, we have reviewed the amendment requirements as defined by the 1934 act regarding amendments for 20-F periodic reports. As described in Section 12b-
15, individual page revisions alone are not sufficient. However the complete text of the amended item or section with the appropriate cover, signatures, and certifications will be accepted.

      The statement from the company regarding the adequacy and accuracy of the disclosure and other comments should be filed electronically.

      Below are proposed responses to your recent inquiry referenced back to the original comment letter.

The MOR Prospect - Canada, page 58
History and recent work, page 59

1. Based on the proposed black-lined revisions for draft pages 59-
63,
we have no further comments.

The Sam Prospect - Canada, Geology and mineralization, page 61

2. Based on the proposed black-lined revisions for draft pages 59-
63,
we have no further comments.



The Logan Property - Canada, page 68

3. The 1988 estimate prepared by Cordilleran Engineering Ltd. as referenced on draft page 72 is not categorized to CIM standards and cannot be disclosed.

History and Recent Work, page 69

4. Provide the following language prior to the inferred resource estimate on draft page 73,

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Duane Poliquin
Almaden Minerals Ltd.
July 20, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE